NEWS RELEASE

August 21, 2007	Release 12-2007

NEW COPPER ZONE DISCOVERED AT CARMACKS PROPERTY

VANCOUVER, BRITISH COLUMBIA – Western Copper Corporation (TSX: WRN) is pleased to announce assay results from hole WC-130 located approximately 600 meters east of Zone 13.

WC-130 intercepted a 60 m zone of sulphide mineralization of which the bottom 8.8 m graded 1.39% copper and 226 parts per million molybdenum. The upper portion of the zone contained significant pyrite mineralization and trace copper and molybdenum values. The zone is a meta-volcanic amphibolite gneiss similar to host rocks in other mineralized zones at the Carmacks property. Assays are pending for diamond drill holes WC-140, 141 and 142 which also intersected the zone.

DDH WC-130	From m	To m	Interval m	Cu %	Mo ppm	Mo %	Au ppm	Ag ppm
	162.00	170.80	8.8	1.39	226	0.02	0.108	9
includes	162.00	166.00	4.0	1.29	361	0.04	0.113	7
and	165.00	167.00	2.0	1.94	147	0.01	0.105	13

The new zone is oriented sub-horizontally with a shallow dip to the east, and based on logging of additional intercepts is estimated to be 50 m true width. A single line reconnaissance geophysical survey identified the zone and further geophysics is planned to establish its strike prior to further diamond drilling.

Maps showing drill hole locations at the Carmacks property on plan and on section are shown below. These have also been posted on Western’s web site: www.westerncoppercorp.com.

The Carmacks property is 100% owned by Western Copper and is currently being developed as a open pit copper oxide mine using solvent extraction/electrowinning technology (SX/EW).

Jim Marlow, P.Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using an aqua regia digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper is run using a

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
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4 acid digestion – AAS method to a 0.01% detection limit. Non-sulfide copper assays are run using a weak-acid digestion – AAS method to a 0.001% detection limit. Gold assays are run using a 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. A series of property specific duplicates are routinely submitted, and check assaying is implemented at regular intervals.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Contact

Chiara Orrigoni Investor Relations & Corporate Communications Phone: 604.684.9497 Email: info@westerncoppercorp.com	David Jensen Vice President, Corporate Development Phone: 604.684.9497 Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM